Mail Stop 7010

									April 25, 2006

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re:	Alternative Construction Company, Inc.
	Registration Statement on Form SB-2
	Amended March 31, 2006
	File No. 333-128191

Dear Mr. Hawkins:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the cover letter accompanying your next amendment, please indicate any and all changes made to the registration statement and by accurately marking the addition and deletion of text in the registration statement. In this regard, we note that you have made changes made in the Research and Development and Regulatory Matters sections in response to comments 22 and 23 of our February 8, 2006 letter that have not been marked as additions. Please review your registration statement closely and note all future additions and deletions. Refer to Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. Please update your financial statements to the period ended
March
31, 2006.

3. We note that on page 24 of your SB-2, Amendment No. 4, you state that you and your distributors are currently in discussions and/or negotiations with the governments of, and/or private companies in, a number of countries, including Sudan. In light of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control and export controls administered by the U.S. Commerce
Department`s Bureau of Industry and Security, please describe for us the extent and nature of your past, current, and anticipated contacts with Sudan, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Describe any contacts with the Sudanese government and/or entities controlled by or affiliated with the Sudanese government. Discuss the materiality to you of any contacts with Sudan and your view as to whether those contacts constitute a material investment risk for your security holders, providing both your conclusions and your underlying analysis.

4. On page 22 of your SB-2, Amendment No. 4, you state that under the
terms of your distribution and sales agreement with International Construction Technologies, Inc and Global Resources and Solutions Corporation, ICT has exclusive rights to any country within the territory of Central and South America, Eastern Europe, Middle East,
Central Asia, Russia, and Africa. Please advise us whether under this agreement your products have been or will be distributed into Cuba, Iran, Libya, North Korea, and/or Syria, the other countries currently identified by the U.S. government as state sponsors of
terrorism.   If your products have been or will be distributed
into
any of these countries, please provide the same information regarding your contacts with these countries as is requested in the prior comment regarding your contacts with Sudan.

5. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism; Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

Calculation of Registration Fee, page 2

6. We note that you reference a $0.25 per share selling price in footnote 2. This appears to contradict with the $2.65 per share selling price included in your table. Please revise to clarify.

Risk Factors, page 7

7. We note your reference to the going concern opinion issued on the
Predecessor`s financial statements for the year ended December 31, 2004. Please update your discussion to include the year ended
December 31, 2005.



Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 11

8. Please disclose who you bought Universal Safe Structures from. Also, because it appears that you were one of the original shareholders of ProSteel, it is unclear from whom you "acquired" the shares of ProSteel. Please revise to clarify the ownership of Universal Safe Structures and ProSteel prior to your "acquisition" of those entities.

9. Please disclose clearly that ProSteel had no operations prior to your acquisition of it, since it appears to have been formed the same month as your acquisition. Please also explain why you acquired
ProSteel.

10. Please discuss the reasons for the differences in operating losses in 2005 as compared to 2004.

11. We reissue comment 13 of our February 8, 2006 letter. You continue to include redundant disclosure, which is unnecessary and confusing. Please refer to the Summary Financial Information provided on pages 12 and 15 and the repetition of paragraphs from the
Overview section in the Results of Operations section.

Critical Accounting Policies, page 14

12. We note that you continue to refer to SAB 101 instead of SAB
104.
Please update as appropriate.

Cash and Sources of Liquidity, page 17

13. The discussion of your long and short term debt is confusing. The second paragraph in this section states that you currently have outstanding $481,943 in long term debt but the next paragraph states that you have more than $490,986 in long term debt outstanding.

14. Please disclose the terms of your short term debt.

15. Please clearly disclose under the Related Transactions section the status and terms of any outstanding loans from management.
Please file agreements with management as exhibits.

16. Where you disclose that a portion of your short-term debt will be converted to equity as part of this filing, please also state that this registration statement is registering the resale of the common stock underlying this convertible debt rather than registering the conversion of the debt.

Description of Business, page 19

17. Please disclose what Sip Tech, Inc. is.

Regulatory Matters, page 21

18. We partially reissue comment 23 of our February 8, 2006 letter.
If you are not subject to federal regulations, please delete the reference. Otherwise, clearly disclose those federal standards.
We
note the reference to HUD approval but no corresponding discussion of federal standards.

Product Distribution and Customers, page 22

19. The disclosure in this section should be better organized to facilitate investor understanding of your product distribution. Disclose all the material terms of and territories covered by each of your distributor contracts. Based on the current disclosure, it seems as if your contracts with Alternative Construction Options, LLC, and Southern Building Systems cover domestic territories while the contracts with International Construction Technologies and GRSC cover international territories. Please clarify.

20. Please update your discussion to include the percentage of your business that is from Nelson, LC and SouthEast Modular. Furthermore, it seems as if you intended to refer to three distributors here who sold modular classrooms to Mobile Modular. Please clarify, and include the name of the third company. Please also clarify, if true, that you do not have any distribution agreement with these companies.
We assume this to be the case based on your disclosure that you produce products for these three companies based on purchase orders.

21. Please disclose which country you have shipped product to and which other two countries you plan to ship product to by June 2006 via International Construction Technologies. Please also reconcile disclosure in the second paragraph of this section, which states that
ICT has exclusive distribution rights within named regions throughout the world, with disclosure in the third paragraph which states that it has exclusive rights in any country where it delivers a valid order.

22. Elaborate on the terms of your contract with GRSC. For example, if you have given exclusive rights to distribution in various regions of the world to ICT, then it appears that the GRSC contract must be limited to other regions.

23. Please clarify whether there is any affiliation between Alternative Construction Company and Alternative Construction
Partners.  Also explain what you mean when you say that ProSteel
"provides cash flow for ACP . . ."

Competition, page 22

24. Your cover letter response to comment 27 differs from your prospectus. In your cover letter you reference Michael Morley as the source of the statistics on industry size in this section but cite William Wachtel and the Structural Insulated Panel Association as the source of these statistics. Please clarify. Also, supplemenatlly confirm whether all references were derived from publicly available reports or prepared for use in connection with this registration statement.

Suppliers, page 23

25. Your reply to comment 31 of our February 8, 2006 letter was not responsive. Please clarify whether you have executed agreements with
Phoenix Metals Company and Dow Chemical, Inc. If so, please file those agreements as exhibits and disclose their material terms in the prospectus. Additionally, please explain what you mean by the term
"credit limit" and file the personal guarantees of Mr. Hawkins and Avante Holding Group, Inc. as exhibits.

Management, page 25

26. Please disclose the nature of the business operations for Adyton
Technologies, Global Fasteners Technologies, LLC, and Galen
Uniphyd
Health Plan Corporation.

Security Ownership of Certain Beneficial Owners and Management,
page
26

27. Please update this table to the latest practicable date.

Certain Relationships and Related Transactions, page 28

28. Please disclose the interest rate on the convertible note entered into with Paul Jansen.

29. Please update the status of the Revolving Credit Agreement with
Avante to the latest practicable date.

Selling Shareholders, page 29

30. We do not understand your statement in the first paragraph of this section that "assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will not continue to own any shares of our common stock." It appears that many of the selling stockholders will indeed continue to hold shares of your common stock after selling the shares covered by this registration statement. Please advise and revise as necessary to clarify this information.

31. Please reconcile the number of shares listed as being offered in this table, 3,969,301, with the number of shares listed on the cover page of the prospectus, 4,177,571.

32. We note that you have deleted the statement in footnote 1 in your previous amendment that all selling shareholders, other than debt conversion and warrant holders, were issued shares as part of founders stock. Please include another column to your selling shareholder table or other manner of disclosure that states clearly how and when each selling shareholder obtained their shares. In this regard, we note that the number of shares being offered has increased by 208,270 shares in this latest amendment. We also note the disclosure under NOTE 14 - Subsequent Events - to the financial statements that on February 7, 2006, Antoinette Pace and James Beshara executed a note payable with you for $200,000 and on March 9,
2006, Sharon Beshara executed a note payable with the Company for $90,000. We note further that on March 17, 2006, PhoenixSurf.com executed a note payable with you for $75,000 and that the note is convertible into common stock at the time of registration at the per share price of $2.65. Clarify whether the first two notes are convertible and, if so, whether the shares underlying all of these convertible notes are being registered for resale. This may also require revisions to the disclosure under the Item 26. Recent Sales of Unregistered Securities section. We may have further comment.

33. Please disclose your response to comment 39 of our February 8, 2006 letter in the prospectus. Also, supplementally confirm that Phoenixsurf.com and JMB Associates are reporting companies or otherwise identify the natural person having voting and investment control over the shares owned by these companies.

Warrants and Stock Options, page 34

34. We have reviewed your response to our prior comment 79 in our letter dated October 5, 2005. Given that your warrants appear to be
"in the money", it is unclear to us how you concluded that the warrants have no value. Please explain.

Consolidated Statement of Operations and Deficit, page F-4

35. We note that you have separately presented basic and diluted net loss per share. In situations where the inclusion of dilutive securities in the computation of diluted EPS would have an antidilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of your statement of operations should be the same number as the basic weighted average common shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in the diluted earnings per share because their effect would be anti-dilutive should be disclosed in a footnote to the financial statements. Reference paragraphs 38 and 40c of SFAS
128. Please update your Consolidated Statement of Operations and Deficit as well as your disclosure in Note 10 on page F-18.

Consolidated Statement of Cash Flows, page F-6

36. Revise to include supplemental disclosures regarding interest and taxes paid as well as noncash investing and financing activities.
Reference SFAS 95.

Note 1. Summary of Significant Accounting Policies
Organization and Operation, page F-7

37. In your discussion of the purchase price of ACT, you state that the cost of the acquisition after net adjustments was $879,894 of which $750,000 was Series A Preferred Stock. This statement does not appear to reconcile to your subsequent table where you present the components of the purchase price that total $2,129,894. Please clarify or revise.

Accounts Receivable, page F-10

38. We note your net due balance from factor of $92,543 which does not agree with your balance sheet amount on page F-2 of $227,920.
Please clarify or revise

Note 6. Notes Payable, page F-15

39. We note your disclosure on page 17 that your short term debt balance includes $1,699,486 that will convert into equity as part of this SB-2 filing. Please supplementally provide us a reconciliation of this amount to the amounts disclosed in your debt footnote.

40. We have reviewed your response to our prior comment 48. However, we note your disclosure on page 33 indicating that the right to pay your convertible notes in cash requires the consent of the lender. Paragraph 4 of EITF 00-19 defines conventional convertible instruments as ones where the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash at the discretion of the issuer. Therefore, it is unclear to us how you concluded that your debt is a conventional convertible instrument. Please clarify. If you conclude that your debt instruments are not conventional convertible instruments, please tell us how you have considered paragraphs 12 to 32 of EITF 00-19 to determine that the conversion option of your notes should be bifurcated from the host instrument and accounted for as a embedded derivative. In this regard, please ensure that you separately consider the terms of each and every one of your convertible debt instruments.

Note 13. Stock Option Plan, page F-20

41. We have reviewed your response to our prior comment 80 in our letter dated October 5, 2005. It is unclear to us how you determined that the options had no value. Please explain. In this regard, tell us how you determined that the fair market value of the options was
$0.75 at grant date considering that it appears that the fair market value of your common stock is now $2.65 per share. Also tell us what consideration you gave to the fact that options were given to non-employees.

Combined Statements of Cash Flows, page F-28

42. We note your response to our prior comment 41. However, the amounts you have included as shareholder advances still do not appear to agree with the disclosures in your Combined Statements of Shareholders` Equity on page F-27 or in Note 6 on page F-32. Please revise as appropriate.



Item 26. Recent Sales of Unregistered Securities

43. In light of your response to comment 50 of our February 8,
2006
letter, please disclose all of the information required by Item
701
of Regulation S-B.

Exhibit 10.22

44. Please file an English language translation of exhibit 10.22.

Legal Opinion

45. Please file an updated legal opinion taking into account the increase in shares being registered for resale.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at
(202) 551-3747 or John Cash, Accounting Branch Chief, at (202)
551-
3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff
Attorney, at (202) 551-3729 with any other questions.

      					Sincerely,


									Pamela A. Long
									Assistant Director

CC:	Thomas G. Amon
		(212) 819-2427
Michael W. Hawkins
Alternative Construction Company, Inc.
Page 1 of 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE